SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                         Cablevision Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


              New York Group Class A Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12686C109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Elizabeth A. Newell
                       National Broadcasting Company, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 664-3307
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 4, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)

----------------------------               ------------------------------------
CUSIP No.  12686C109                         Page              of         Pages
           ---------                                 ------------    -------
----------------------------               ------------------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  National Broadcasting Company, Inc.
                  14-1682529
------------ ------------------------------------------------------------------
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                      (b) /x/
------------ ------------------------------------------------------------------
     3
                                  SEC USE ONLY



------------ ------------------------------------------------------------------
------------ ------------------------------------------------------------------
     4
                                 SOURCE OF FUNDS

                  Not Applicable
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                / /

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------ ------------------------------------------------------------------

       NUMBER OF            7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- ------------------------------------------

                            8         SHARED VOTING POWER

                                       53,199,653
------------------------- ---------- ------------------------------------------

                            9         SOLE DISPOSITIVE POWER

                                           0
------------------------- ---------- ------------------------------------------
                           10
                                     SHARED DISPOSITIVE POWER

                                      53,199,653
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,199,653
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES   / /

------------ ------------------------------------------------------------------

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     21.3%*
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                        CO
------------ ------------------------------------------------------------------


* The foregoing percentage is based on the number of shares of NY Group Class A Common Stock outstanding as of August 2, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002, and applying the fixed exchange rate of 1.19093 shares of NY Group Class A Common Stock for each share of Rainbow Media Group Class A Common Stock stated therein. If shares of NY Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 16.8%.

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)

----------------------------               ------------------------------------
CUSIP No.  12686C109                         Page              of         Pages
           ---------                              ------------    -------
----------------------------               ------------------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Electric Company
                  14-0689340
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)/ /
                                                                      (b)/x/
------------ ------------------------------------------------------------------
     3
                  SEC USE ONLY



------------ ------------------------------------------------------------------
    4
                 SOURCE OF FUNDS

                  Not Applicable
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)     / /

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
------------------------- ---------- ------------------------------------------

       NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- ------------------------------------------

                              8       SHARED VOTING POWER

                                          Disclaimed.  (See Item 11 below.)
------------------------- ---------- ------------------------------------------

                              9       SOLE DISPOSITIVE POWER

                                              0
------------------------- ---------- ------------------------------------------

                             10        SHARED DISPOSITIVE POWER

                                          Disclaimed.  (See Item 11 below.)
------------------------- ---------- ------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Beneficial ownership of all shares disclaimed by General Electric Company.
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Not applicable (see Item 11 above).
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                      CO
------------ ------------------------------------------------------------------

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)

------------------------------------         -------------------------------
CUSIP No.  12686C109                          Page              of         Pages
           ---------                               ------------    -------
------------------------------------         -------------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NBC-Rainbow Holding, Inc.
                  13-4089919
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                     (b) /x/
------------ ------------------------------------------------------------------
     3
                                  SEC USE ONLY


------------ ------------------------------------------------------------------
     4
                                 SOURCE OF FUNDS

                  Not applicable
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------- ---------- ------------------------------------------

       NUMBER OF               7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- ------------------------------------------

                                8     SHARED VOTING POWER

                                      53,199,653
------------------------- ---------- ------------------------------------------

                               9      SOLE DISPOSITIVE POWER

                                               0
------------------------- ---------- ------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                               53,199,653
------------------------- ---------- ------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,199,653
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

------------ ------------------------------------------------------------------

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     21.3%*
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                                       CO
------------ ------------------------------------------------------------------


* The foregoing percentage is based on the number of shares of NY Group Class A Common Stock outstanding as of August 2, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002, and applying the fixed exchange rate of 1.19093 shares of NY Group Class A Common Stock for each share of Rainbow Media Group Class A Common Stock stated therein. If shares of NY Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 16.8%.

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)

-----------------------------                  --------------------------------
CUSIP No.  12686C109                          Page              of         Pages
           ---------                              ------------    -------
-----------------------------                 ----------------------------------

------------ ------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  National Broadcasting Company Holding, Inc.
                  13-3448662
------------ ------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                     (b) /X/
------------ ------------------------------------------------------------------
     3
                                  SEC USE ONLY



------------ ------------------------------------------------------------------
     4
                                 SOURCE OF FUNDS

                  Not Applicable
------------ ------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ ------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------- ---------- ------------------------------------------

       NUMBER OF             7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- ------------------------------------------

                               8      SHARED VOTING POWER

                                          Disclaimed.  (See Item 11 below.)
------------------------- ---------- ------------------------------------------
                                                                               9
                               9      SOLE DISPOSITIVE POWER


------------------------- ---------- ------------------------------------------

                              10       SHARED DISPOSITIVE POWER

                                          Disclaimed.  (See Item 11 below.)
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   Not applicable (see Item 11 above).
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                      CO
------------ ------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") amends the Schedule 13D dated October 16, 2001, as amended by Amendment No. 1 thereto dated October 4, 2002 (the "Original Statement"; the Original Statement, as amended by this Amendment, being the "Statement"). This Amendment relates to the New York Group Class A Common Stock of the Issuer (the "CVC Stock"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Statement.

Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs before the last paragraph thereof:

     "On November 4, 2002, the Issuer, Bravo Holding Corporation, Bravo II Holding Corporation, Rainbow Media Group, LLC, National Broadcasting Company, Inc. ("NBC"), NBC-Rainbow Holding, Inc. ("NBC Holdings") and Applause Acquisition Corporation entered into an Agreement and Plan of Merger and Exchange (the "Exchange Agreement") pursuant to which, among other things, NBC and NBC Holdings have agreed to acquire from the Issuer its 80% partnership interest in the Bravo programming service and certain related assets in exchange for shares of CVC Stock and shares of Rainbow Media Holdings, Inc. ("RMHI Stock") common stock owned by NBC Holdings and NBC and shares of GE common stock, having an aggregate value expected to be approximately $1,000,000,000 as of the closing of the proposed transaction (the "Exchange").

     Upon consummation of the Exchange, which is subject to various conditions set forth in the Exchange Agreement, NBC and NBC Holdings will no longer beneficially own any shares of CVC Stock. In addition, the Stockholders' Agreement, dated as of October 6, 2000, among the Issuer, CSC Holdings, Inc., NBC and NBC Holdings, and the Registration Rights Agreement, dated as of October 6, 2000, between the Issuer and NBC Holdings, will terminate and be of no further force or effect.

     A copy of the Exchange Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the press release issued by NBC, the Issuer and MGM on November 4, 2002 is attached hereto as Exhibit 6."


                                (Page of pages)

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Statement is hereby amended and supplemented by the addition of the following exhibits:

          "5 Agreement and Plan of Merger and Exchange, dated as of November 4, 2002, by and between Cablevision Systems Corporation, Bravo Holding Corporation, Bravo II Holding Corporation, Rainbow Media Group, LLC, National Broadcasting Company, Inc., NBC-Rainbow Holding, Inc. and Applause Acquisition Corporation

          6 Press Release issued November 4, 2002 by National Broadcasting Company, Inc., Cablevision Systems Corporation and
               Metro-Goldwyn-Mayer, Inc."

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:

November 4, 2002                            GENERAL ELECTRIC COMPANY


                                            By:  /s/   Robert E. Healing
                                                 --------------------------
                                                 Name:  Robert E. Healing
                                                 Title:   Corporate Counsel


November 4, 2002                            NATIONAL BROADCASTING COMPANY
                                            HOLDING, INC.


                                             By:  /s/  Elizabeth A. Newell
                                                 --------------------------
                                                 Name:  Elizabeth A. Newell
                                                 Title:  Assistant Secretary


November 4, 2002                            NATIONAL BROADCASTING COMPANY, INC.


                                             By:  /s/  Elizabeth A. Newell
                                                 --------------------------
                                                 Name:  Elizabeth A. Newell
                                                 Title:  Assistant Secretary


November 4, 2002                            NBC-RAINBOW HOLDING, INC.


                                             By:  /s/  Elizabeth A. Newell
                                                 --------------------------
                                                 Name: Elizabeth A. Newell
                                                 Title:  Assistant Secretary


                                (Page of pages)

Exhibit Index


           Exhibit No.             Description

               5 Agreement and Plan of Merger and Exchange, dated as of November 4, 2002, by and between Cablevision Systems Corporation, Bravo Holding Corporation, Bravo II Holding Corporation, Rainbow Media Group, LLC, National Broadcasting Company, Inc., NBC-Rainbow Holding, Inc. and Applause Acquisition Corporation

               6 Press Release issued November 4, 2002 by National Broadcasting Company, Inc., Cablevision Systems Corporation and Metro-Goldwyn-Mayer, Inc.